Exhibit 99.1

Nasdaq Rejects RiT Technologies’ Request For Continued Listing

Tel Aviv, Israel – June 28, 2016 – RiT Technologies Ltd. (NASDAQ: RITT), a leading provider of Converged Infrastructure Management Solutions, announced today that on June 22, 2016, it received a notice from Nasdaq in the form of a staff determination letter, informing the Company that its plan to regain compliance with the Nasdaq Listing Rules has been rejected and that the Company’s request for continued listing on the Nasdaq Capital Market was denied. The Company does not intend to appeal the staff’s determination. The Nasdaq Staff has determined to initiate procedures to delist the Company’s securities from the Nasdaq Stock Market. The trading of the Company’s securities will be suspended at the opening of business on July 1, 2016, and thereafter be removed from listing on the Nasdaq Stock Market. The Company’s securities may be eligible to continue to be quoted on the OTC Bulletin Board or in the “Pink Sheets.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solution includes IIM - Intelligent Infrastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.